Filed by Helix Energy Solutions Group, Inc. pursuant to
Rule 425 under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
Commission File No.: 001-32936

Helix / Hornbeck Transaction Investor / Analyst Courtesy Email

Subject: Helix and Hornbeck to Combine to Create a Premier Integrated Offshore Services Company

Good morning Connor,

I’m pleased to share that Helix Energy Solutions Group and Hornbeck Offshore Services have entered into a definitive agreement to combine in an all-stock transaction, establishing a premier integrated offshore services company.

The press release we issued this morning can be found on our company website. A few key points to highlight:
•
Under the terms of the agreement, which has been approved by the Boards of Directors of both companies, Hornbeck shareholders will own approximately 55% and Helix shareholders will own approximately 45% of the combined company on a fully diluted basis. Hornbeck stockholders would receive a fixed exchange ratio of 10.27167 shares of Helix common stock for each share of Hornbeck common stock owned.

•
The combined company is expected to be well capitalized with a strong balance sheet, low- leverage and significant cash at closing to further the execution of the combined company’s value-driven strategy. This financial strength and projected substantial free cash flow generation will provide significant flexibility for organic growth or other strategic M&A.

•	The transaction is expected to generate $75 million or more in annual revenue and cost synergies within three years following the transaction close.
•
Todd Hornbeck will serve as President and CEO of the combined company, and William Transier will serve as Chairman of the combined company’s Board, which will comprise seven directors, three of whom will be from Helix and four from Hornbeck, including Todd.

•
The transaction is anticipated to close in the second half of 2026, subject to approval by Helix shareholders, the receipt of applicable regulatory approvals and the satisfaction of other customary closing conditions.

Hornbeck and Helix will host a joint conference call today to discuss the transaction and Helix’s first quarter 2026 results at 7:00 a.m. Central Time / 8:00 a.m. Eastern Time, two hours earlier than our previously announced first quarter 2026 results conference call. You can access the call as well as associated presentation materials, here: https://helixenergysolutionsgroupinc.gcs-web.com/.

Helix’s leadership team will also be available for one-on-one meetings following the conference call. If this is of interest, please let us know your availability.

We see this strategic combination as a compelling opportunity to enhance shareholder value, and we look forward to sharing more about the strategic and financial benefits this combination creates.

As always, we greatly value your support.

Best regards,
Brent Arriaga

Important Information About the Proposed Transaction and Where to Find It
In connection with the proposed transaction, Helix intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the common stock of Helix (“Helix Shares”) to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of Helix (the “proxy statement/prospectus”), and Helix will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus, or any other document that Helix may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HELIX AND HORNBECK, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of Helix (the “Helix Shareholders”). Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Helix with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Helix, including the proxy statement/prospectus (when available), will be available free of charge from Helix’s website at helixesg.com under the “Investors” tab.

Participants in the Solicitation
Helix and certain of its directors and executive officers and Hornbeck and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the Helix Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of Helix’s directors and executive officers in the solicitation by reading Helix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 26, 2026, Helix’s subsequent Quarterly Reports on form 10-Q filed with the SEC, Helix’s definitive proxy statement for the 2026 annual meeting of shareholders filed with the SEC on April 1, 2026 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Helix Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and other relevant materials when filed with the SEC.

Forward-Looking Statements
This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding Helix’s proposed merger with Hornbeck, Helix’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, estimated synergies, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,”

“plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding: Helix’s and Hornbeck’s expectations, hopes, beliefs, intentions or strategies regarding the completion of the proposed transaction on the anticipated terms and timing, or at all, including obtaining regulatory and shareholder approvals, and the satisfaction of other conditions to the completion of the proposed transaction; timeline and ability to realize anticipated benefits of the proposed transaction (including expected synergies and balance sheet balances); and governance of the combined company. These forward-looking statements are based largely on Helix’s and Hornbeck’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Helix’s or Hornbeck’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to potential litigation relating to the proposed transaction, including the effects of any outcomes related thereto; the risk that disruptions from the proposed transaction (including the ability of certain customers to terminate or amend contracts upon a change of control) will harm Helix’s or Hornbeck’s business, including current plans and operations, including during the pendency of the proposed transaction; the ability of Helix or Hornbeck to retain and hire key personnel, to retain customers or maintain relationships with their respective suppliers and customers; the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; legislative, regulatory and economic developments; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Helix’s or Hornbeck’s financial performance as well as unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Helix’s or Hornbeck’s businesses; the inability of Helix and Hornbeck to achieve expected synergies from the transaction or that it may take longer or be more costly than expected to achieve those synergies; an inability to de-leverage on the expected timeline, or at all; the imposition of any terms and conditions on any required governmental and regulatory approvals that could reduce the anticipated benefits to Helix and Hornbeck of the acquisition; the inability to successfully integrate Hornbeck’s operations with those of Helix without unexpected cost or delay; certain restrictions during the pendency of the proposed transaction that may impact Helix’s or Hornbeck’s ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, including in circumstances requiring Helix or Hornbeck to pay a termination fee and expense reimbursement; the risk that Helix’s or Hornbeck’s share price may decline significantly if the proposed transaction is not consummated; there may be liabilities that are not known, probable or estimable at this time or unexpected costs, charges or expenses; actions by governments, regulatory authorities, customers, suppliers and partners; market conditions; results from acquired properties; demand for services; the performance of contracts by suppliers, customers and partners; operating hazards and delays, which includes delays in delivery, chartering or customer acceptance of assets or terms of their acceptance; ultimate ability to realize current backlog; employee management issues; complexities of global political and economic developments; geologic risks; volatility of oil and gas prices and other risks described from time to time in Helix’s filings with the SEC. In addition, Helix and Hornbeck caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Helix or Hornbeck following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of Helix or Hornbeck, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts Helix’s or Hornbeck current plans and operations as a result of the announcement of the proposed transaction; (v) Helix’s and Hornbeck’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of Helix and Hornbeck to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to Helix and Hornbeck as of the date of this press release and, while Helix and Hornbeck believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, Helix and Hornbeck do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Helix’s periodic filings with the SEC, including Helix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Helix’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. Helix’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.